UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________

FORM N-8F
_______________________________________________

APPLICATION FOR DEREGISTRATION
OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.           General Identifying Information

1.           Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ] Merger

[X] Liquidation

[ ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 16, 25 and 26 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 11 of this form and complete verification at the end of the form.)

2.           Name of fund:  Destra Targeted Income Unit Investment Trust

3.           Securities and Exchange Commission File No.: 811-22757

4.           Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [ ] Amendment

5.           Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

901 Warrenville Road, Suite 15
Lisle, Illinois 60532

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

U.S. Bancorp Fund Services LLC
Vincent Paglio
615 East Michigan Street
Milwaukee, Wisconsin 53232
312-332-6944

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

U.S. Bancorp Fund Services LLC
615 East Michigan Street
Milwaukee, Wisconsin 53232
312-332-6944

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.          Classification of fund (check only one):

[ ] Management company;

[X] Unit investment trust; or

[ ] Face-amount certificate company.

9.          Subclassification if the fund is a management company (check only one):

[ ] Open-end [ ] Closed-end

10.          State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

N/A

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

N/A

13.          If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

Destra Capital Investments LLC
901 Warrenville Road, Suite 15
Lisle, IL 60532

(b)	Trustee’s name(s) and address(es):

U.S. Bank Trust, N.A.
300 Delaware Avenue
9th Floor, EX-DE-WDAW
Wilmington, Delaware 19801

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:
Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [X] No

If Yes, state the date on which the board vote took place:

If No, explain:

There is no board of directors for the Destra Targeted Income Unit Investment Trust. There are unitholders for the Destra Targeted Income Unit Investment Trust. Unitholders directed the liquidation in a direction letter dated as of April 6, 2022.

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

There are no shareholders for the Destra Targeted Income Unit Investment Trust. There are unitholders for the Destra Targeted Income Unit Investment Trust. Unitholders directed the liquidation in a direction letter dated as of April 6, 2022.

II.           Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

A distribution was made to holders in connection with the Liquidation on April 15, 2022. There was also a prior distribution to holders on December 31, 2015.

(b)          Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c)          Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)          Liquidations only:
Were any distributions to shareholders made in kind?

[ ] Yes [X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.         Closed-end funds only:
Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.         Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes* [] No

If No,
(a) How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

* A Reserve Fund was established to pay expenses of the Destra Targeted Income Unit Investment Trust, and any assets remaining after payment of expenses will be distributed to unitholders as described in the answer to question 22(b). The Reserve Fund is being held by U.S. Bank Trust, N.A., and is not part of the Destra Targeting Income Unit Investment Trust.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No*

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

*A Reserve Fund was established to pay expenses of the Destra Targeted Income Unit Investment Trust, and any assets remaining after payment of expenses will be distributed to unitholders as described in the answer to question 22(b). The Reserve Fund is being held by U.S. Bank Trust, N.A., and is not part of the Destra Targeting Income Unit Investment Trust.

III.          Assets and Liabilities

20.          Does the fund have any assets as of the date this form is filed?

[ ] Yes [X] No

If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X] Yes [ ] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

Legal fees for liquidation expenses ($45,689.10) and accounting fees (approximately $28,525). The Trustee also anticipates approximately $785.90 in additional legal fees for the filing of the Form N-8F and finalization of the trust’s dissolution.

(b) How does the fund intend to pay these outstanding debts or other liabilities?

The Trustee maintained a reserve amount of $75,000 (the “Reserve Fund”) for any obligations of the Destra Targeted Income Unit Investment Trust after liquidation. Such obligations may include, but are not limited to, payment of fees and expenses incurred by any attorneys and/or by accountants associated primarily with the preparation and filing of tax returns. After completion of the tax returns, U.S. Bank Trust, N.A.is directed to pay to Unitholders any amounts remaining from the Reserve Fund.

IV.          Information About Event(s) Leading to Request For Deregistration

22.          (a)          List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $46,475

(ii)	Accounting expenses: $28,525

(ii)	Other expenses (list and identify separately):

(iv)	Total expenses (sum of lines (i)-(iii) above): $75,000

(b)
How were those expenses allocated? Expenses were allocated based on the relative percentages of cash in the cash accounts of each series of the Destra Targeted Income Unit Investment Trust: with Series I—28.0886%, Series II— 27.0581%, Series III—26.0232%, Series IV—9.4146% and Series V—9.4155%.

(c)	Who paid those expenses? Expenses have been and will be paid out of the Reserve Fund described above.

(d)           How did the fund pay for unamortized expenses (if any)? N/A

23.	Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.          Conclusion of Fund Business

24.         Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

26.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.         Mergers Only

27.         (a)            State the name of the fund surviving the Merger:

(b)           State the file number of the fund surviving the Merger: 811-

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Destra Targeted Income Unit Investment Trust, (ii) he or she is the Trustee of Destra Targeted Income Unit Investment Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)
/s/ Vincent Paglio